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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                                (RULE 14d-101)
                      SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                        SUNGLASS HUT INTERNATIONAL, INC.
                ------------------------------------------------
                           (Name of Subject Company)


                        SUNGLASS HUT INTERNATIONAL, INC.
                ------------------------------------------------
                     (Name of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

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                                  86736F106
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                     (CUSIP Number of Class of Securities)

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                              JAMES N. HAUSLEIN
                           CHIEF EXECUTIVE OFFICER
                       SUNGLASS HUT INTERNATIONAL, INC.
                             255 ALHAMBRA CIRCLE
                            CORAL GABLES, FL  33134
                                (305) 461-6100
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

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                               With copies to:

                             BRUCE E. MACDONOUGH
                               BRIAN H. BLANEY
                            GREENBERG TRAURIG, LLP
                       ONE E. CAMELBACK ROAD, SUITE 1100
                            PHOENIX, ARIZONA 85012
                                (602) 263-2300

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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The tender offer for the outstanding shares of Sunglass Hut International described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and related Letter of Transmittal. Shareholders of Sunglass Hut International are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer and the merger when they become available as those documents will contain important information. The tender offer statement (filed as Schedule TO) will be filed by Luxottica Group with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement (filed as Schedule 14D-9) will be filed by Sunglass Hut International with the SEC, when the tender offer commences. Shareholders may obtain a free copy of these statements and other documents filed by Luxottica Group and Sunglass Hut International at the SEC's website at WWW.SEC.GOV.

                           FAQ FOR SHI ASSOCIATES ONLY

1)    WHAT SHOULD I DO IF THE PRESS CONTACTS ME?

      Do not speak to the press under any circumstances, as per current Company policy. Direct them to Cori Rice at SamCor, 305-443-5454, or Jonathon Schaeffer at Morgan Walke 212-850-5600

2)    WHY IS THIS HAPPENING?

      SHI is a strong, viable business that is a fabulous complement to the balance of Luxottica's offerings. As part of the consolidation that has happened in the eyewear business over the past several years, the combining of the SHI with Luxottica's leading market position is a natural progression.

3)    TELL US ABOUT LUXOTTICA, WHO ARE THEY?  WHERE ARE THEY LOCATED?

      Luxottica is the world leader in the design, manufacture, marketing and distribution of high quality eyeglass frames. Luxottica acquired in 1999 the sunglass divisions of Bausch & Lomb sunglass business which includes Ray-Ban, Revo, Arnette, Sun Cloud, Liz Claiborne and Killer Loop brands. They also operate over 850 LensCrafters stores in North America.

      Luxottica Group is headquartered in Milan, Italy. Their North American headquarters are located on Long Island through their Avant Guarde division. LensCrafters offices are in Cincinnati, Ohio.




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                           FAQ FOR SHI ASSOCIATES ONLY


4)    WHEN AND HOW WILL COMMUNICATION COME?

      We intend to communicate with you frequently. As events unfold we will share the information as soon as we can. Otherwise, we intend to have a regular weekly formal status update. In the meantime it's business as usual.

5)    WHAT DOES A TENDER OFFER MEAN?

      Consider this transaction is like buying a house. Luxottica made an offer to buy us, the Board has recommended the Shareholders accept the offer, but the transaction hasn't closed yet.

6)    WHEN WILL THE SALE BE COMPLETE?

      The current target date is for the transaction to be complete at the end of March.

7)    WHEN WE BOUGHT WATCH WORLD, WE CLOSED THEIR OFFICES, WHAT DOES THAT MEAN
      HERE?

      SHI will represent close to half of Luxottica's U.S. retail revenues. Logic would suggest that SHI would be run as a separate division specializing in its areas of expertise. LensCrafters, the optical prescription eyewear business, and Sunglass Hut the sunglass and watch specialty businesses. Frankly, we don't know the final answer to this question. In the meantime, we need to focus on business as usual.

8)    LUXOTTICA RECENTLY BOUGHT BAUSCH & LOMB, WHAT HAPPENED TO THEM?

      In the case of the June 1999 acquisition of the B&L eyewear division, Luxottica acquired a business similar to their core manufacturing operations, which allowed them to take advantage of significant cost saving opportunities. The announcement of us combining with Luxottica is very different. They do not have a position in sunglass and watch stand-alone retail stores. Of course, they will look to achieve further sales growth under this new structure, as well as cost savings, to make this new entity more profitable. It is too soon to know any specific details, but we remain committed to communicate



                                                                     Page 2 of 7
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                           FAQ FOR SHI ASSOCIATES ONLY


      with our associates as we know further details. As Dr. Del Vecchio said in our joint press release "Sunglass Hut is the only chain that has the market position needed to set new trends, adding value to existing brands and support the launch of new ones."

      In fact, it appears this deal actually values Sunglass Hut higher than the deal that was struck in the acquisition of B&L. This indicates a genuine commitment to the business for what it is in the industry today.

9)    WILL I LOSE MY JOB?

      It's business as usual. Just like we are constantly reviewing our human and financial resources, as part of our combination with Luxottica this process will continue. This new relationship should expand career alternatives in the combined company. For our high performing associates this expands future opportunities.

10)   WILL I GET SEVERANCE IF I LOSE MY JOB?

      If, in fact, this acquisition results in a performance unrelated loss of employment, severance will be provided consistent with Company policy.

11)   DOES THIS PROVIDE CAREER OPPORTUNITIES BEYOND SHI?

      This is one of the great benefits for our associates. As part of a now much larger organization, more personal growth opportunities should exist. An added benefit is that the Luxottica owned LensCrafters has been recognized as one of Fortune magazines Top 100 Best Places to Work.

12)   WILL THE COMPANY RELOCATE?

      The future needs of the business will be assessed. No matter what the circumstances we will be looking at our future office requirements.


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                           FAQ FOR SHI ASSOCIATES ONLY


13)   WILL I STILL GET MY ANNUAL REVIEW IN MARCH?

      We intend to complete the current performance review cycle. Salary increases will go through the normal approval process.

14)   IF ELIGIBLE, WILL I STILL GET MY BONUS ON CYCLE IN MARCH?

      Incentives will be calculated based on your personal situation, taking into account the Company performance.

15)   WHAT HAPPENS IF THE FTC DOESN'T APPROVE IT?

      As we should all be doing now, we will continue to operate as business as usual. We have very exciting plans for 2001 that requires all of our focus and attention. The all important peak season is just around the corner and let's get back to work.

16)   WILL WE STILL BE A PUBLIC COMPANY?

      If the transaction is completed, we will become part of the Luxottica group, which is traded on the NYSE under the symbol LUX.

17)   WHY WILL THIS BE SUCCESSFUL?

      This is the merger of very successful strategies. Luxottica has a proven track record of great performance and the addition of SHI will only serve to enhance future performance for both companies.

      It should be noted that Luxottica as new owners are totally committed to the eyewear business on a long term basis whereas the public shareholders were looking for a shorter term return on their investment in a competitive capital market.

18)   WILL WE BE CLOSING STORES?

      We anticipate the normal assessment of real estate transactions will continue as per current procedures which involves opening and closing stores as usual.


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                           FAQ FOR SHI ASSOCIATES ONLY


19)   HOW BIG WILL WE BE?  COMBINED SALES AND PROFITS?

      We will now be part of a $3 Billion business. With SHI and LensCrafters there will be over 2700 locations worldwide. Which is BLOODY HUGE.

20)   WHAT HAPPENS TO MY BENEFITS?

      The current benefit plan will remain in effect until an assessment can be made. Given the larger size of the new organization there is the possibility of leveraging our combined purchasing power to enhance our benefit plan.

21)   WILL I BE FULLY VESTED IN MY 401(K)?

      As with many of these good questions, we just don't know right now. If the current plan is terminated, participants will become 100% vested in the Company contribution. If the current plan is not terminated the current plan will be assimilated into a Luxottica plan. Of course, your personal contributions are always intact.

22)   WILL WE CHANGE OUR NAME?

      We have established significant brand awareness over our 30 year history. We anticipate we will remain Sunglass Hut International and Watch Station / Watch World.

23)   I HAVE PLANNED TIME OFF/VACATION.  CAN I TAKE IT?

      As long as you have your supervisor's approval, you should take your scheduled time off.

24)   CAN I BUY SHI STOCK RIGHT NOW?

      Buying and selling of SHI stock should continue to follow the published guidelines. We are currently in a restricted trading period which means you cannot buy and sell at this time.



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                           FAQ FOR SHI ASSOCIATES ONLY


25)   WHAT HAPPENS TO MY STOCK OPTIONS?

      All outstanding stock options become fully vested when the transaction closes. Details of the mechanics will be forthcoming.

26)   WHO DO WE CALL TO GET THE FACTS?  (DON'T WANT TO RELY ON RUMORS)

      Call Associate Relations on extension 6349.

27)   ARE THEY PAYING ENOUGH FOR US?  IS THE PRICE TOO LOW?

      The $11.50 cash tender offer represents a 70% premium over the average share price over the last 60 days. The Board of Directors received a fairness opinion from Morgan Stanley which indicated this being a very attractive price.

28)   WHAT DO I COMMUNICATE TO CUSTOMERS/VENDORS/BUSINESS ASSOCIATES?

      We believe this to be a positive and exciting development in the history of Sunglass Hut International and our business units. Over time there may be some changes but it must be remembered that Sunglass Hut was attractive to Luxottica as a viable business that they see has a significant future. Since the transaction is scheduled to close in late march 2001 at the earliest, we must focus on making our peak selling season as successful as possible for us and our business partners. This means it is business as usual and changes will evolve over time as is the norm.

29)   WHO DO I REPORT TO?

      Nothing changes. Business as usual.

30)   WHAT'S THE DRESS CODE?

      Although this is currently being redefined as Dress to Impress, basically the dress code will remain as it has been.



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                           FAQ FOR SHI ASSOCIATES ONLY


31)   IS THE INTERNATIONAL DIVISION PART OF THIS ACQUISITION?

      Yes, all subsidiary companies are included in this transaction. Exactly how this will alter the day to day relationships between the non-US Luxottica and SHI divisions remains to be clarified. Until then it is business as usual.

32) THEY DON'T HAVE A WATCH BUSINESS, WHAT DOES THAT MEAN FOR OUR WATCH STORES AND ASSOCIATES?

      Consistent with our own point of view, Luxottica is in business to be profitable. As long as the watch business is viable, the watch business will be an integral part of the strategy.

Certain statements contained in this communication may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties, and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, risks that the tender offer or the merger will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, as well as other political, economic and technological factors, changes in general economic conditions, merchandising, concentration of suppliers and the potential impact of changes or consolidation in the sunglass or watch manufacturing industry and any resulting changes in vendor's purchase terms and policies, risks of developing exclusive brand products and market share, risks of new specialty store concepts, distribution channels and international operations, changes in the level of global consumer demand and/or spending, as may be impacted by changes in current levels of interest rates or energy prices or the general economic climate and other risks referred to in Luxottica Group S.p.A.'s and Sunglass Hut International, Inc.'s respective filings with the Securities and Exchange Commission.

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